Exhibit 99.1

Pensare Acquisition Corporation and U.S. TelePacific Holdings Corp.

Announcement Conference Call

February 1, 2019

Operator

Good morning everyone, thank you for joining this transaction announcement conference call set up by Pensare Acquisition Corp. We are joined by Darrell Mays, Chief Executive Officer of Pensare and Dick Jalkut, Chief Executive Officer of TPx, and Tim Medina, CFO of TPx.

SAFE HARBOR The comments during this call and the accompanying presentation contain forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are considered forward-looking statements. These statements are based on TPx’s and/or Pensare’s managements’ current expectations and beliefs as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from the results discussed in the forward-looking statements. Some of these risks and uncertainties are identified and discussed in filings made, or to be made, by Pensare with the SEC. We will also refer to certain non-GAAP financial measures during this call, including the non-GAAP measure adjusted EBITDA. Please refer to the tables attached to the accompanying presentation for more information regarding these non-GAAP financial measures, including a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure.

Kicking off the call will be Mr. Mays, CEO of Pensare. Mr. Mays, I will now pass it off to you.

Slide 6 – Situation Overview

Good morning everyone, please turn to slide 6. By way of quick background, my partners and I took Pensare public on NASDAQ in July 2017 and raised over $300 million with the specific purpose of combining with a leading telecommunications firm. We are pleased to announce today that we have found an excellent business and that Pensare plans to acquire TPx Communications, a premier provider of Unified Communications and cloud-focused Managed Services.

In conjunction with this, Pensare anticipates consummating a PIPE of up to $300 million to fund a portion of the acquisition of TPx and partially de-lever the combined company. Let me say a few words before I turn it over to the management team.

TPx is expected to generate 2019 revenues of more than $700 million and adjusted EBITDA of $137 million, a 19% margin. TPx addresses the large and fast growing cloud network services and Unified Communications as a Service, or UCaaS, markets estimated to grow to approximately $170 billion in 2020. The combined company’s enterprise value of approximately $1.1 billion implies an approximate 8.0 times multiple to estimated 2019 adjusted EBITDA. Upon closing of the transaction, Pensare intends to change its name to “TPx Corp.” and expects to continue trading on NASDAQ under a new ticker symbol “TPXC.” TPx’s management team, led by CEO Dick Jalkut and CFO Tim Medina, will continue to lead the combined company and I will serve as Vice Chairman of the combined company’s board of directors.

Under the terms of the transaction, TPx shareholders will receive $248 million in cash and $95 million in Pensare equity, subject to adjustment. This material equity roll-over demonstrates Investcorp’s enthusiasm for the business and this transaction. As part of the combination, Pensare will assume existing TPx net debt and then will seek to reduce net debt post close from 4.5 times to 2.4 times estimated 2019 adjusted EBITDA.

Slide 7 – Transaction Rationale & Investment Thesis

On slide 7, we share some of what has made us so enthusiastic about TPx. The TPx management has acquired and integrated 9 strategic acquisitions over the past 15 years that have successfully repositioned the company into one of the nation’s leading cloud-focused managed service providers. As you’ll hear in detail, this is evidenced by high recurring revenues, very low churn, and ARPU’s over $4,000, approximately 10 times that of its competitors. We believe that TPx has just passed a critical inflection point, with managed services contributing about two thirds of revenue, and growing rapidly. This mix shift is leading to accelerating revenues, increasing margins and lower capital requirements. As the business continues to execute, we believe there is significant room for the shares to rerate higher and approach their pure play peers.

In summary, we are very excited about this proposed transaction. We believe that this combination will drive future growth and generate significant long-term shareholder value. And importantly, the business will continue to be run by the existing management team that has done an incredible job growing the business over the last 16 years, racking up organic growth every year along the way.

With that, I will now turn the call over to Dick Jalkut, CEO of TPx.

Slide 9 – TPx at a Glance

Thank you Darrell.

We are very excited to be sharing today’s news with you. We have a strong history of growth. If you turn to slide 9…over the last two decades, TPx has grown to have more than 29,000 customers with expected 2019 revenue in excess of $700m and adjusted EBITDA margins of approximately 19%.

Along the way, the company has had 16 consecutive years of organic growth, with 93% of revenue comprised of recurring revenue. We have a diversified, multi-location customer base covering industry verticals from banks and professional services to retail and wholesale.

Slide 10 – Successful Story of Organic & Inorganic Transformation

Turning to slide 10, this slide paints a picture of the evolution from the company’s beginnings as a competitive local exchange carrier, or CLEC, to a national managed services provider today focused on mid-sized, multi-location enterprises. Today, TPx offers a full suite of products with focus on high-growth, high margin managed services with stickier, higher ARPU customers.

Slide 11 – Robust Product Portfolio with End-to-End Solutions for Mid-Sized Enterprises

Turning to slide 11, TPx provides the full range of managed services to the mid-market, along the way addressing complex collaboration challenges of distributed, multi-location businesses. The three legs of the stool on this slide bring focus and expertise in an integrated and complementary fashion to our customers.

Slide 14 – Integrated Platform Designed to Deliver an Unparalleled Customer Experience

If you skip to slide 14, this shows the company’s integrated network design aimed at delivering a seamless customer experience with 100% nationwide coverage utilizing more than 50 national points-of-presence (POPs). The company’s end-to-end platform, Dash, is a fully integrated platform for order management, provisioning, network inventory, repair, field operations, service activation and billing. TPx has six fully certified data centers, two security operating centers, and direct connectivity to Amazon Web Services, Microsoft Azure and other Cloud platform providers.

Slide 15 – Poised to Capitalize on Strong Industry Growth

Moving on to slide 15, we are addressing strong secular tailwinds in cloud services, IT outsourcing and Unified Communications. This is a massive market opportunity. The global UCaaS market is estimated to grow at a near 19% CAGR for the period 2017 to 2024, driven by the need for anytime, anywhere and any device connectivity, an increasingly mobile workforce, and increasing preference for cloud based solutions rather than on premise installations. In turn, cloud services in the U.S. is estimated to grow at a near 42% CAGR for the period 2015 to 2020, driven by increasing demand for agile and on-demand services. Also driving this market is increased adoption and acceptance of outsourced IT solutions.

Slide 16 – Clear Competitive Advantage

Turning to slide 16, you can see how TPx is positioned competitively versus some other pure play UCaaS providers, managed services providers and others in the space. TPx addresses small businesses as well as mid-sized entities. As the slide shows on the right hand side, TPx is well positioned across 5 different category capabilities versus its competition. The integrated customer solution approach provides significant cost savings to customers along with alleviating customer frustration with the levels of service provided by incumbent providers. As a byproduct, the company’s top 25 customers account for just 5% of total monthly revenue with no customer accounting for more than 0.5%. Customer tenure is also strong, standing at 5.6 years and 10.4 years for managed services customers.

Slide 21 – Visionary & Experienced Management Team

If you move to Slide 21, this demonstrates the breadth and depth of our team at TPx. Highlighted here are years of experience at both TPx and within the industry. The executives at TPx have literally worked at a who’s who of companies in the sector over the past several decades, lending deep sector expertise and problem solving capabilities for customers. I’m very proud of the team we have assembled.

Slide 24 – Business Strategy

Moving to slide 24, TPx plans on continuing to scale its UCaaS and managed IT services offering into our existing base of customers as well as via new customer acquisitions.

Eventually, we plan to expand internationally using a partner to Broadsoft. Because TPx has successfully completed and integrated 9 prior acquisitions, we plan to continue evaluating geographic expansion and high margin product bolt on acquisitions. Our Dash OSS platform enhances this process by enabling seamless integration of acquired companies. All this is wrapped within the long term goal of reducing leverage, while driving an increase to adjusted EBITDA and gross margins. Long term, we are targeting a maximum net debt to adjusted EBITDA ratio of 3 times.

Slide 26 – Driving Growth Via a Multi-channel Go-To-Market Strategy

Slide 26 shows how we approach our target market with specialized sales rep groups in order to provide a high touch, high service experience for our customers. Our focus is on customers which carry high instances of upsell opportunities and a desire for cloud and managed services.

Slide 27 – Accretive Acquisition Strategy

Moving on to slide 27, TPx employs a disciplined, accretive acquisition strategy and will pursue certain acquisitions that meet specific rigorous criteria in order to maximize shareholder returns. Our Dash platform, in turn, was designed to rapidly assist in consolidating complementary businesses. In order to be an acquisition candidate, entities must be accretive to revenue growth and cash EPS, possess strong recurring revenue, low capex intensity, and provide a strong cultural fit, among other things. We are particularly proud of our Dash platform, which enhances our ability to more quickly and effectively integrate acquisitions, as well as our ability to generate post-acquisition synergies. In the case of the DSCI acquisition in 2016, for example, we paid a purchase price of 14x EBITDA, which resulted in a 5x multiple of cash flow post-synergies.

I will now turn the call over to Tim Medina, Chief Financial Officer of TPx to provide our financial highlights. Tim, take it away.

Slide 29 – Financial Highlights

Thank you Dick and please turn to slide 29.

TPx has produced 16 years of organic revenue growth and we expect 2019 revenue of $701 to 711 million and 135 to 140 million of adjusted EBITDA. We expect managed services customer revenue to grow by more than 15% to about $475 million driven by UCaaS and managed IT services sales growth and low revenue churn of just 1.1%. We expect a favorable mix shift of our revenue segments to improve our margin profile, which will enable our ability to continue to deleverage. We employ a capex light strategy, with capex as a percentage of revenue to decline to less than 8% of revenue in 2019.

Slide 30 - Proven Track Record of Delivering Consistent Revenue Growth

Turning to slide 30, TPx has a strong track record of producing consistent organic growth, supplemented with acquisitions. This has produced an 18 year CAGR of nearly 16%, a track record we are all very proud of.

Slide 33 - TPx has Successfully Transitioned to a Managed Services Provider

If you turn to slide 33, we expect managed services as a percentage of revenue to increase from 35% in 2014 to 59% and 89% in 2018 and 2022, respectively, as a result of new logo growth and upselling UCaaS and managed IT services to the base of legacy CLEC customers we refer to as business services.

Slide 34 – Attractive Tax Asset & Financial Profile

Please turn to slide 34. As the company generates adjusted EBITDA growth along with an asset light model, the company plans to deleverage which will provide increased financial flexibility. Additionally, TPx carries approximately $400 million in federal NOLs.

Slide 35 – Compelling Financial Model Driving Margin Expansion

Finally, on slide 35 we show recent historical revenue growth and margins, and forecast revenue growth and margin expectations. I will highlight that as we migrate to a stronger mix of managed services revenue, we expect overall revenue growth to accelerate beginning in 2021, coupled with an associated lift in adjusted EBITDA margins as well. These figures are all organic that could be improved upon with inorganic growth opportunities.

Thank you and now I’ll hand the call back to Darrell for his closing comments

Closing remarks – Darrell Mays

Thanks, Tim and Dick. I would like to conclude by thanking everyone for your time today. We are excited about this transaction and working closely with Dick, Tim, and the entire TPx team. If anyone is interested in learning more about the transaction or have any questions, please review the filings we will make with the SEC, available at www.sec.gov, or reach out to our financial advisors, Oppenheimer & Co. or EarlyBird Capital. Thanks again, and enjoy the rest of your day.